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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13E-4

       ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)


                                (AMENDMENT NO. 1)



                                TOYS "R" US, INC.
                                (Name of Issuer)

                              BABY SUPERSTORE, INC.
                      (Name of Person(s) Filing Statement)

    4-7/8% CONVERTIBLE SUBORDINATED NOTES
                 DUE 2000 OF
            BABY SUPERSTORE, INC.                      056180AA-0
       (Title of Class of Securities)      (CUSIP Number of Class of Securities)

                                 LOUIS LIPSCHITZ
                                  461 FROM ROAD
                            PARAMUS, NEW JERSEY 07652
                                 (201) 368-5548
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
             Communications of Behalf of Person(s) Filing Statement)



                                   Copies to:

                              DENNIS J. BLOCK, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000



                            CALCULATION OF FILING FEE
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      TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
          $115,218,020.84                                 $23,044.00
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*     The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $115,000,000.00 principal amount of Notes at the repurchase price (100% of the principal amount of the Notes, plus accrued interest to the date of repurchase) as of April 15, 1997 (the expiration date of the Offer). The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.



[X] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.



Amount previously paid:  $23,044.00         Filing party:  Baby Superstore, Inc.

Form or registration no.:  Schedule 13E-4   Date filed:  February 14, 1997

Instruction. When submitting this statement in paper format, ten copies of this statement, including all exhibits, shall be filed with the Commission.
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

                            INTRODUCTORY STATEMENT

            This Amendment No. 1 to the statement on Schedule 13E-4 (the "Schedule 13E-4"), which constitutes the Final Amendment to the Schedule 13E-4 (the "Final Amendment"), is filed by Baby Superstore, Inc., a South Carolina corporation and wholly owned subsidiary of Toys "R" Us, Inc. ("Baby Superstore") in connection with the change of control offer (the "Offer") by Baby Superstore to purchase for cash, on the terms and subject to the conditions set forth in the Change of Control Notice and Offer to Purchase dated as of February 14, 1997 (the "Offer to Purchase") and the related Letter of Transmittal, all of the outstanding 4-7/8% Convertible Subordinated Notes Due 2000 of Baby Superstore (the "Notes"). The Offer was terminated at 5:00 p.m., New York City Time, on April 15, 1997.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

            Except as amended hereby, the information set forth in Item 3 of the
      Schedule 13E-4 remains unchanged.

(h) Baby Superstore intends to delist the Notes from the Nasdaq SmallCap Market as soon as practicable after the date of this Final Amendment.

(i) Baby Superstore filed a statement on Form 15, dated April 25, 1997, indicating that Baby Superstore became eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 12g-4(a)(1)(i) promulgated thereunder, based on the Notes being held by less than 300 persons as a result of the Offer.

(j) Baby Superstore filed a statement on Form 15, dated April 25, 1997, indicating that Baby Superstore became eligible for suspension of its obligations to file reports pursuant to Section 15(d) of the Exchange Act and Rule 12h-3(b)(1)(i) promulgated thereunder, based on the Notes being held by less than 300 persons as a result of the Offer.


ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

      Item 4 is hereby amended by adding the following paragraph:

      The Offer was terminated at 5:00 p.m., New York City Time, on April 15, 1997. As of April 16, 1997, Baby Superstore accepted for purchase, through its Depositary, The Bank of New York, $114,626,000 aggregate principal amount of the Notes pursuant the Offer, representing 99.67% of the outstanding Notes of Baby Superstore as of that date. Baby Superstore accepted the Notes in denominations of $1,000 or integral multiples thereof, at a purchase price equal to 100% of the principal amount thereof plus accrued interest to the date of repurchase.



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

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BABY SUPERSTORE, INC.

                                    By:   /s/ Louis Lipschitz
                                       -------------------------------------
                                          Name:  Louis Lipschitz
                                          Title:  Executive Vice President
                                                  and Chief Financial Officer



Dated:  April 28, 1997





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